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GAMCO Investors, Inc.

For Immediate Release:

Contact: Jeffrey M. Farber
Executive Vice-President and Chief
Financial Officer
(914) 921-5147

For further information please visit
www.gabelli.com

GAMCO Asset Management Announces Results at Annual Meetings of Ferro Corp., Myers Industries, Inc. and Coachmen Industries, Inc.

Rye, New York, May 3, 2010 – GAMCO Asset Management Inc. ("GAMCO") recommended corporate governance initiatives for three companies: Ferro Corp. (NYSE:FOE); Myers Industries, Inc. (NYSE:MYE); and Coachmen Industries, Inc. (COHM.PK). The annual meetings of these companies took place last week. GAMCO representatives attended each meeting.

Ferro Corp.

On April 30, 2010, the shareholders of Ferro Corp. ("Ferro") voted at the Ferro 2010 Annual Meeting of Shareholders to approve a shareholder proposal (the "Proposal") submitted by GAMCO. The Proposal asked that Ferro's Code of Regulations be amended to provide that Ferro opt out of the Ohio Control Share Acquisition Act (the "Act") and that the Code provision thereafter may only be amended or repealed by a majority vote of Ferro's shareholders.

GAMCO is delighted that the Ferro shareholders supported the Proposal, and GAMCO urges Ferro management to heed the wishes of the shareholders by promptly amending the Code of Regulations to opt out of the Act. The Act is generally viewed as an anti-takeover measure that imposes costs and other obstacles on a potential bidder for a company, and may thereby deprive shareholders of opportunities to realize takeover premiums for their shares.

GAMCO continues to support Ferro management in all its endeavors as it seeks to maximize shareholder value for all shareholders.

Myers Industries, Inc.

GAMCO nominated three highly qualified individuals for election to the Board of Directors of Myers Industries, Inc. ("Myers") at the Myers 2010 Annual Meeting of Shareholders on April 30, 2010: Robert S. Prather, Jr.; Edward F. Crawford; and Avrum Gray. While not announced at the Annual Meeting, it appears that the GAMCO nominees garnered at least 7 million votes, of the reported 29 million votes cast. Although the GAMCO nominees did not win election, they received a significant percentage of the votes cast, and more than double the votes received by a slate nominated by GAMCO in 2009.

GAMCO intends to nominate a slate of directors for Myers' 2011 Annual Meeting, and will continue its efforts to monitor management's use of shareholder resources, and to provide the Myers' Board of Directors with independent voices that will provide a fresh perspective for the Company.

Coachmen Industries, Inc.

At the 2010 Annual Meeting of Shareholders of Coachmen Industries, Inc. ("Coachmen"), held on April 29, 2010, the Company did not announce the final vote tally for director candidates. However, the Company stated that its slate of directors had been elected, and that votes for the GAMCO nominees were not counted. GAMCO is outraged by the conduct of Coachmen at the Annual Meeting, and is exploring all avenues of legal redress in order to undo Coachmen's actions. Coachmen has disclosed in a Form 8-K that the three individuals nominated by Coachmen for re-election as Directors were re-elected by the shareholders, each for a three-year term. Coachmen disallowed all shareholder votes for any of the three highly qualified individuals nominated by GAMCO, claiming the nominations were "out of order."

Coachmen was not acting in the best interests of all shareholders by refusing to count the votes cast on behalf of GAMCO's nominees at the 2010 Annual Meeting and GAMCO will review all available courses of action.

GAMCO and its affiliates are the beneficial owners, on behalf of their investment advisory clients, of approximately: 1,697,719 shares of the common stock of Coachmen, representing 10.5% of the outstanding Coachmen common stock; 8,991,884 shares of the common stock of Ferro, representing 10.4% of the outstanding Ferro common stock; and 3,734,875 shares of the common stock of Myers, representing 10.6% of the outstanding Myers common stock.

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GAMCO Investors, Inc., through its subsidiaries, manages private advisory accounts (GAMCO Asset Management Inc.), mutual funds and closed-end funds (Gabelli Funds, LLC), and partnerships and offshore funds (Gabelli Securities, Inc.). As of December 31, 2009, GAMCO had approximately $26.3 billion in assets under management.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this press release contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results. Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in our Form 10-

K and other public filings. We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.